Exhibit 99.1

CODE OF BUSINESS CONDUCT AND ETHICS

March 2024

Brookfield Corporation

SUMMARY OF THE CODE’S PRINCIPLES1

Protecting the Company’s Assets, Resources and Data

•	We often have sensitive confidential information about Brookfield, other companies, our Clients[2] and investors, and our directors, officers and employees; preserving the integrity of this information is vital to our business and reputation and is necessary to meet our obligations under data protection laws.
•	Electronic communications relating to business activities may not be conducted through electronic communication systems that have not been specifically approved for business activities, including (among others) personal email accounts, personal text messaging, non- approved chat forums, and social media.
•	Employees must complete mandatory data protection training and mitigate cybersecurity risks by being vigilant about opening attachments or clicking on links.

Accuracy of Books and Records and Public Disclosures

•	We should take care that our books and records are accurate and that all of our business transactions are properly authorized.
•	As a public company, we have duties to our shareholders and must ensure that our communications and other disclosures to the market are true and accurate.

Duties to Stakeholders

•	At Brookfield, our reputation is everything and we should act responsibly in dealings with our securityholders, customers, Clients, investors, suppliers, other stakeholders and competitors.
•	We have obligations to our Clients and must manage their capital as though it were our own.

Communications and Media

•	In this digital era, be careful in your written communications made over company information systems, such as email and messaging applications, as this is a permanent record.
•	You must ensure that your online activities, including your use of social media, are appropriate and reflect well on Brookfield.

Conflicts of Interest and Personal Behavior

•	Brookfield is a global brand and as a representative of the company your personal behavior must be consistent with our values.
•	As a steward of third-party capital, be cognizant that we face a heightened risk that one’s personal interests may conflict with or appear to conflict with the interests of the company.

Positive Work Environment

•	We value diversity, equity and inclusion, and we should all do our part to maintain a respectful work environment where everyone feels safe, included and productive.
•	Our success is dependent on establishing a workplace culture free from discrimination, violence, harassment and other negative influences.

1  These principles are for summary purposes only. For more detailed information on each of these items consult the Code attached.

2  “Clients” include among others, private funds, listed issuers and separate accounts.

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Compliance with Laws, Rules, Regulations and Policies

•	We operate in many jurisdictions and are subject to different laws, rules and regulations; you need to be aware of the laws that apply to your activities so that you can comply with them; ignorance of the law is no excuse.
•	The company has corporate policies that you must be familiar with, as they govern your trading activities, business practices and other conduct while at Brookfield.

FREQUENTLY ASKED QUESTIONS

Why do we have a code?

The Code serves as a guide for how you should conduct yourself as a member of the Brookfield team. Preserving our corporate culture and ensuring compliance with legal, regulatory and fiduciary duties is vital to the organization and following the Code helps us do that.

Who must follow the code?

All directors, officers, employees and temporary workers of Brookfield Corporation, its wholly-owned subsidiaries, and certain perpetual and other controlled affiliates who have not adopted their own Code of Conduct or other policies that are consistent with the provisions of this Code, as further described in the Introduction section of the Code.

What are your responsibilities?

You have two responsibilities. First, you must follow every aspect of the Code and certify your commitment each year. Second, if you suspect someone may be violating the Code or the policies referred to herein, you have an obligation to report it. To make a report, follow the section of the Code: “Reporting Potential Code Violations.”

How will i know if there is a problem?

The Code attempts to deal with the most common issues that you may encounter, but it cannot address every question that may arise. When you’re not sure what to do, ask yourself the following questions:

•	Is it illegal?
•	Does it feel like the wrong thing to do?
•	Would you feel uncomfortable if others knew about it?
•	Will it have the potential to create a negative perception of you or the company?
•	Do you have a personal interest that has the potential to conflict with the company’s interest?

If you answer “yes” to any of these questions your proposed conduct may violate the Code and you should ask for help.

How should i ask for help?

If you have questions about the Code, any policies or guidelines referred to herein, or about the best course of action to take in a particular situation, you should seek guidance from your supervisor or a member of Brookfield’s Legal & Regulatory Group (a list of these members and their contact information is set forth on Schedule A).

What if i would like to make an anonymous report?

You may make an anonymous report by contacting the company’s reporting hotline, which is operated by an independent third-party and is available 24 hours a day, 7 days a week. The Reporting Hotline phone numbers by jurisdiction are set forth on Schedule A. If you choose to make an anonymous report, your anonymity will be protected to the fullest extent possible as permitted by law. Keep in mind, however, that maintaining your anonymity may limit the company’s ability to investigate your concerns.

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What are the consequences for violating the code?

Violations of the Code or the policies and guidelines incorporated by reference herein, can vary in its consequences. If you’re an employee, it could result in a reprimand or other disciplinary action, including the termination of your employment at the company for cause. If you’re a director, a violation may necessitate your resignation. Certain violations of the Code also contravene applicable laws and therefore can have severe consequences outside of Brookfield. Depending on your actions, failing to comply with the Code could lead to civil or criminal prosecution, which could result in substantial fines, penalties and/or imprisonment.

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Introduction

This Code of Business Conduct and Ethics (the “Code”) applies to all directors, officers, employees and temporary workers3 (collectively, “you”) of (i) Brookfield Corporation and its wholly-owned subsidiaries (the “Corporation”); (ii) certain perpetual affiliates (Brookfield Business Partners LP, Brookfield Infrastructure Partners LP, Brookfield Property Partners LP, Brookfield Renewable Partners LP, Brookfield Infrastructure Corporation, Brookfield Renewable Corporation and Brookfield Business Corporation) (“Listed Entities”); and (iii) any other controlled affiliate of the Corporation (together with the Listed Entities, the “Controlled Affiliates,” and collectively with the Corporation, “we,” “us,” “our,” “Brookfield” or the “company”), unless such Controlled Affiliate has adopted its own Code of Conduct and/or other policies that are consistent with the provisions of this Code.4

Standards of Business Conduct

Brookfield seeks to foster and maintain a reputation for honesty, openness, trust, integrity and professionalism. The confidence and trust placed in Brookfield by our Clients and investors is something we value greatly and endeavor to protect. In many respects, our reputation is our most vital business asset. Accordingly, all our activities should be conducted with honesty and integrity and in compliance with applicable legal and regulatory requirements.

We have adopted the Code and related policies and procedures to preserve our culture and to ensure compliance with legal, regulatory and fiduciary requirements applicable to our activities. We expect and require that you meet the letter and spirit of the Code (and related policies and procedures as updated and/or superseded from time to time). This Code incorporates by reference the following corporate policies and programs (including their jurisdictional variations, where applicable) which should be read in conjunction with the Code:5

•	Anti-Bribery and Corruption Policy and regional versions;

•	Anti-Money Laundering and Trade Sanctions Policy;

•	Human Rights and Modern Slavery Policy;

•	Data Protection Policy and Data Protection Program;

•	Disclosure Policy;

3  For purposes of the Code, “temporary workers” include non-full-time employees and consultants and contractors etc. that work on our premises. The business group retaining a temporary worker is responsible for ensuring that the temporary worker certifies their commitment to comply with the Code.

4  Where a Controlled Affiliate has adopted its own Code of Conduct and/or policies that are consistent with the provisions of this Code, the Controlled Affiliate’s directors, officers, employees and temporary workers follow those policies, and, in case of a conflict, the terms of that Code control. Where a Controlled Affiliate has not adopted their own Code of Conduct and/or other policies that are consistent with the provisions of this Code, the Controlled Affiliate must review the Code and the policies in the context of their business to ensure that the Code and such policies are appropriate and address all legal and regulatory requirements and risks applicable to their business.

5   All policies and programs referenced in the Code are available on the intranet.

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•	Enterprise Information Security Policy;

•	Sustainability Policy;

•	Global Media, Social Media and Communications Policy;

•	Guideline for the Giving and/or Receipt of Gifts, Meals & Entertainment, and the Making and/or Soliciting of Charitable Donations and its regional versions;

•	Personal Trading Policy;

•	Positive Work Environment Policy;

•	Regional versions of political contributions policies;

•	Signing Authority and Approval Thresholds Policy;

•	Travel and Expense Policy;

•	Vendor Management Program; and

•	Whistleblowing Policy.

Protecting the Company’s Assets, Resources and Data

The company’s assets are to be used for legitimate business purposes only.

The company’s assets are for business, not personal use. The company’s assets span many categories. Assets can be physical, tangible goods, such as office supplies, furniture, computers or intangible items, such as intellectual property. You have a responsibility to safeguard the company’s assets from loss, damage, theft, misuse and waste. If you become aware of loss, damage, theft, misuse or waste of our assets, or have questions about your proper use of them, you should speak with your supervisor. The company’s name (including its corporate letterhead and logo), facilities and relationships are valuable assets and must only be used for authorized company business.

If you use the company’s assets for personal benefit or are otherwise wasteful with the company’s assets, you may be in breach of your duty to the company. You have a responsibility not to abuse company resources for reimbursement. Any requests for reimbursement for authorized company expenses must be for legitimate business expenses. If you are unsure whether a certain expense is legitimate, you should speak with your supervisor or refer to the company’s Travel and Expense Policy.

Confidential information must be protected at all times.

We must protect confidential information in our possession both information about us and information about other companies, and our Clients and investors. Confidential information includes, but is not limited to, material non-public information, all confidential memos, notes, lists, records and other documents in your possession, in hard and soft copy. All of these are to be delivered to the company promptly after your employment ceases or at any time upon the company’s request, and your obligation to protect this information continues after you leave the company. You must protect hard and soft copies of confidential information that are removed from the office (e.g., to be worked with at home or at external meetings).

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It is important to use discretion when discussing company business. This includes respecting information barrier protocols and discussing company business only with those individuals at the company that have a “need to know” the information. Additionally, be careful not to discuss company business in public places such as elevators, restaurants, and public transportation or when using your phone or email outside of the office. You should also be careful not to leave confidential information in unattended conference rooms or in public places where others can access it. You must complete mandatory data protection training and mitigate cybersecurity risks by being vigilant about opening attachments or clicking on links. Please refer to the Data Protection Program for further information about how to protect confidential and personal data. While at Brookfield, if you become aware of confidential information about the company or another entity that you know or suspect has been inadvertently disclosed, seek guidance from a member of the Legal & Regulatory Group before using or acting upon this information.

Personal data held by or on behalf of the company must be used in compliance with data protection laws.

The company collects personal data regarding individuals both inside and outside the organization where we have the lawful basis for doing so. This is necessary to effectively and efficiently operate our business. Personal data6 includes, among other things, sensitive personal, medical and financial information. We should take all reasonable steps to only hold personal data for as long as we have a need to retain it and in accordance with our Data Protection Program.

Collection and use of personal data are subject to various legal and regulatory requirements. You must take all reasonable steps to ensure that personal data is kept confidential and accessed only by those individuals at the company that have a need to know this information to carry out their duties. In addition, if it is necessary to the conduct of business to disclose personal data to a third-party (e.g., so that a third- party may provide services to the company or acquire an asset or business of the company) then you must ensure that such transfer complies with applicable legal and regulatory requirements. This may include ensuring the third-party is subject to a written agreement which contains confidentiality obligations and other obligations which must be included under the data protection laws of certain jurisdictions in which we operate or have Clients or investors. In all other cases, you may only disclose personal data pursuant to a legal or regulatory requirement.

In the ordinary course, the company transfers personal data between jurisdictions in which the company operates, including outside the European Economic Area (“EEA”), United Kingdom, Brazil, China, Hong Kong, Japan, South Korea, the Dubai International Financial Centre (“DIFC”) and Singapore. If you transfer personal data outside the EEA, United Kingdom, Brazil, China, Hong Kong, Japan, South Korea, the DIFC, Singapore, or the Kingdom of Saudi Arabia then you must ensure that it is permissible for you to do so (e.g., consent has been given by the individual or an appropriate data transfer agreement has been signed). In addition, you should ensure that the personal data is protected in a manner that is consistent with how personal data is protected by the company within these jurisdictions, and in any event in compliance with all applicable data protection laws.

You are responsible for ensuring that you understand and comply with our Data Protection Program. For more information about compliance with data protection laws, refer to the company’s Data Protection Policy and related policies referred to in the Data Protection Program.

6 “Personal data” has the meaning given to it or any similar term in applicable data protection or privacy legislation.

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Intellectual property belongs to the company.

During the course of your employment, you may be involved in the creation, development or invention of intellectual property such as concepts, methods, processes, inventions, confidential information and trade secrets, know-how, physical products, ideas, plans, programs, software, applications, code, works of authorship, trademarks, service marks and designs, alone or jointly with others, including but not limited to the improvement of existing intellectual property belonging to the company. All such intellectual property and the rights therein shall be owned by the company and your moral rights to such intellectual property, if any, will be waived. You are responsible for cooperating with the company and providing all necessary assistance, including the preparation and execution of any necessary documentation such as assignments and applications to register rights before relevant government authorities on behalf of the company, to ensure that all intellectual property and related rights become or are recognized as the exclusive property of the company.

The documents of the company must be preserved.

It is critical that you help preserve our business records, follow the guidelines set forth in any document retention policies and comply with related legal and regulatory requirements. If you are notified that your documents are relevant to an anticipated or pending litigation, investigation or audit, you must follow the guidance set forth in the notification you receive from legal counsel regarding retention of documents.

Ensure Generative Artificial Intelligence (AI) Tools are used appropriately.

Generative AI tools such as ChatGPT, Bard, Bing, Ernie, and other products with pre-trained language models are powerful tools that can benefit our business if used appropriately. The use of these tools, however, can present significant risks relating to the protection of confidential information and the reliability of AI generated outputs.

Any information inputted into a generative AI tool becomes incorporated into the model. This creates the potential for inputs to be owned by the product provider and for such inputs to be shared with other users outside the organization. Additionally, a generative AI tool is limited by the data available for its training. Such data may be incomplete or out of date, which can result in the model providing inaccurate or unreliable information.

Other than as set out below, confidential, non-public, personal or proprietary information should not be shared with generative AI tools. This includes information relating to:

•	Specific individuals,

•	Brookfield, including our clients, vendors, investors, counterparties or investee companies, and

•	Information protected by trademark or copyright.

Notwithstanding the foregoing, confidential, non-public, private and/or proprietary information can be shared with generative AI tools that have been explicitly approved and made available for confidential internal use through Brookfield’s internal Technology Services Group, subject to such guidelines and/or policies as may be prescribed.

Additionally, any output from a generative AI tool, including a version of an AI tool that has been approved for confidential internal use by the Technology Services Group, should be carefully reviewed and evaluated for its quality and accuracy. Brookfield and its employees remain responsible for the quality and accuracy of their work, including any judgments or decision making.

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Accuracy of Books and Records and Public Disclosures

Ensure that the books and records of the company are complete and accurate and that all business transactions are properly authorized.

The books and records of the company must reflect all its transactions in order to permit the preparation of accurate financial statements. Employees must never conceal information from (i) an external auditor; (ii) an internal auditor; or (iii) an audit committee of the company. In addition, it is unlawful for any person to fraudulently influence, coerce, manipulate or mislead an external auditor of the company.

The company’s contracts and agreements govern our business relationships. Because the laws governing contracts and agreements are numerous and complicated, we have put in place policies and procedures to ensure that any contract entered into by the company has the appropriate level of approval. As a result, employees who enter into contracts or agreements on behalf of the company must have proper authorization to do so and, prior to their execution, these documents must be reviewed by legal counsel where required by policy or practice. If you are unsure whether you have proper authorization to enter into a contract on behalf of the company, refer to the company’s Signing Authority and Approval Thresholds Policy.

Ensure that the company provides full, true and plain public disclosure.

All employees who are responsible for the preparation of the company’s public disclosures, or who provide information as part of this process, must ensure that public disclosures of information are made honestly and accurately. Employees must be aware of and report any of the following: (a) fraud or deliberate errors in the preparation, maintenance, evaluation, review or audit of any financial statement or financial record; (b) deficiencies in, or noncompliance with, internal accounting controls; (c) misrepresentations or false statements in any public disclosure document, such as annual and quarterly reports, prospectuses, information/proxy circulars and press releases; or (d) deviations from full, true and plain reporting of the company’s financial condition.

Additionally, each person who is in a financial reporting oversight role, and their Family Members,7 are prohibited from obtaining any tax or other services from the external auditor, irrespective of whether the company or such person pays for the services.

7 For the purposes of this Code, “Family Members” are your spouse, partner or other family members who live in the same dwelling as you.

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Duties to Stakeholders

Deal fairly with the company’s stakeholders.

You must deal fairly with the company’s security holders, customers, Clients, suppliers, communities in which we operate, other stakeholders and competitors. To preserve our reputation and relationship with stakeholders, do not engage in any illegal or unethical conduct.

Manage Client capital as though it were your own.

The company has fiduciary responsibilities in managing the assets of its Clients. You must be careful to avoid even the appearance of impropriety when dealing with Clients and prospective Clients, and investors (and prospective investors) in Client accounts, or in performing any related activities. In this regard, you must avoid engaging in any activity that could result in an actual, potential or perceived conflict of interest and avoid any action that may be perceived as a breach of trust, unless such activity is resolved in accordance with a framework that was fully and fairly disclosed to and approved by the relevant stakeholders in accordance with applicable legal and regulatory requirements. A “conflict of interest” for this purpose occurs when the company’s interest interferes, or even appears to interfere, with the interests of third party investors in their capacity as clients of the company.

Communications and Media

Use the company’s various forms of communication properly and appropriately.

All business matters communicated in writing must be conducted via the company’s email system and/or through other systems provided and approved by the company for such use.8 These systems must be installed by Brookfield’s internal Technology Service Group on your devices. You must always use our e-mail, Internet, telephones and other forms of communication appropriately and professionally. Employees must comply with our Enterprise Information Security Policy and all related policies. While we appreciate the need for limited use of these tools for personal purposes, any such use should not be excessive or detract from your work. As outlined in the summary of the Code’s principles, electronic communications relating to business activities may not be conducted through electronic communications system that have not been specifically approved for business activities, including (among others) personal email accounts, personal text messaging, non-approved chat forums and social media.

Employees should not email business information to their personal email accounts or maintain a copy of business information on their personal computers or other non-work electronic devices. When using company-provided technologies, such as computers, cell phones and voicemail, you should not expect that the information you send or receive is private. Your activity may be monitored to ensure these resources are used appropriately and are in compliance with the company’s policies and laws and regulations; please refer to the Employee and Personnel Data Protection Policy and Privacy Notice.

Employees should take care when on the company’s email system, other systems and devices to ensure that no viruses, “trojan horses”, malware or similar items are introduced into the systems or devices, including by clicking on links in phishing emails. You should exercise particular caution when opening unsolicited emails from unknown sources or an email which appears suspicious. Always report all suspicious messages using the ‘Report Message’ button in Microsoft Outlook. Promptly report any unusual behavior or issues with our IT equipment. Your vigilance is crucial in ensuring the integrity of our systems, especially if you use our IT equipment/devices outside the workplace, and you must take such precautions as we may require from time to time against importing viruses or compromising system security. The system contains information which is confidential and subject to data protection legislation. Such information must be treated with extreme care and in accordance with our Data Protection Policy and Data Protection Program.

8  Brookfield’s current approved systems include: Brookfield’s Bloomberg Chat, Microsoft Teams, Cisco Jabber, WeCom by WeChat, WhatsApp Business and Kakao Talk. Additional systems may be approved over time.

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Be cautious in your use of social media.

The company’s social media policy is that, unless you are expressly authorized, you are strictly prohibited from commenting, or posting about, or otherwise discussing the company, its customers and Clients, its (and its Clients’) investors, its employees, and its securities, investments and other business matters on all social media forums, including, but not limited to, social networks, chat rooms, wikis, virtual worlds and blogs (collectively, “social media”). You are a representative of Brookfield when engaging in online activities and you must ensure that your behavior online, including on social media, is appropriate and consistent with our values. For further details on the appropriate use of social media, you should refer to the company’s Enterprise Information Security Policy.

Do not speak on behalf of the company unless authorized to do so.

As a public company, it is important to ensure our communications to the investing public are:

(a) timely; (b) full, true and plain; and (c) consistent and broadly disseminated in accordance with all applicable legal and regulatory requirements. You may not make public statements on Brookfield’s behalf unless you have been designated as a “Spokesperson” under its Disclosure Policy. Each Controlled Affiliate has its own policy regarding public disclosures, and if you are a director, officer or employee at one of these entities (or are acting on their behalf) you should comply with such policy.

If a shareholder, financial analyst, member of the media or other third-party contacts you to request information, even if the request is informal, do not respond to it unless you are authorized to do so. In this event, refer the request to your supervisor or forward the request to an individual at the company employed in investor relations or communications. For further information, you should refer to the Disclosure Policy of the Corporation or a Controlled Affiliate, as applicable.

Conflicts of Interest and Personal Behavior

Exhibit personal behavior that reinforces a positive image of you and the company.

Your personal behavior, both inside and outside work, should reinforce a positive image of you, the company and its business activities. It is essential to use good judgment in all your personal and business dealings. You should refrain from engaging in activities that could hurt the company’s reputation, or yours, and that could undermine the relationship of trust between you and the company or the company and its Clients. Employees who have acted inappropriately may be subject to disciplinary action up to and including termination for cause.

Remember your duties to Brookfield when participating in outside personal interests; obtain permission before pursuing business activities outside the scope of your role with the company.

The company encourages directors and employees to be active participants in their community. While pursuing personal, political, not-for-profit activities or other like activities, be mindful that your participation in any outside interest must not prevent you from adequately discharging your duties to Brookfield and should not conflict with or otherwise be adverse to the company’s interests. In addition, ensure that when you are involved in these activities you are not seen to be speaking or acting on behalf of the company without express authority.

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“Outside Business Activities,” otherwise known as “OBAs” include any business activities outside the scope of one’s role with the company, including any activity as an employee, independent contractor, sole proprietor, officer, director, or partner of another business organization, regardless of whether compensation is involved. Employees must receive approval from their business unit and a member of the Legal & Regulatory Group prior to accepting an OBA. Directors of the company must advise the Chair of their Board of Directors prior to taking on any OBAs. Subject to any local regulatory requirements, prior approval is not required to serve on boards of charities or small, private family holding companies that have no relation to the company. For greater clarity, approval is not needed to serve on the board of a family holding company which is an extension of one’s personal business affairs; however, it is needed to serve on the board of a private operating business with significant operations. When in doubt whether you need to obtain permission, consult with a member of the Legal & Regulatory Group.

Avoid situations in which your personal interests conflict with the interests of the company, its Clients or investors in Client accounts.

A “conflict of interest” for this purpose occurs when a person’s private interest inclines the person, consciously or unconsciously, or appears to incline the person to act in a manner which is not in the interests of the company. You may have a conflict of interest if you are involved in any activity that prevents you from performing your duties to the company properly, or that may create a situation that could affect your ability to act objectively, effectively and in the best interests of the company, including due to among other things, personal interests or receipt of benefits from our relationships with companies, business partners, counterparties, investment banks, brokerage firms, service providers, and other constituencies. Accordingly, you must place the company’s interest in any business matter ahead of any personal interest. Remember that the company’s interest includes the company’s obligations to its Clients.

You may also have a conflict of interest or the appearance of a conflict of interest as a result of a “close personal relationship” with another employee at Brookfield. To ensure that these relationships are managed appropriately, and to deal with any possible conflicts of interest in an appropriate and responsible manner, you are expected to disclose the existence of such relationships to your Human Resources (“HR”) department.

For the purposes of the Code, a close personal relationship includes, but is not limited to, relationships with a parent or parent equivalent (e.g., adoptive parent), close relative or friend, spouse, fiancée, common law, or anyone else with whom you are in, or have been in, a romantic or intimate relationship.

The best way to judge whether you may have a conflict of interest is to ask yourself whether a well- informed person would reasonably conclude that your interest, activity or close personal relationship could in any way influence your decision or performance in carrying out a duty on behalf of the company. To avoid conflicts of interest, identify potential conflicts when they arise; contact the Legal & Regulatory Group if you are unsure whether a specific interest or activity gives rise to a conflict situation or contact HR to disclose any close personal relationship that may give rise to a conflict. Directors should consult with the Chair of their Board of Directors on conflicts matters. In addition, if you become aware of any conflict or potential conflict of another director, officer, or employee, you should consult HR, and the Legal & Regulatory Group or the Chair of your Board of Directors, as appropriate.

Do not take corporate opportunities as your own personal opportunities.

You are prohibited from taking personal advantage of a business or investment opportunity that you become aware of through your work at Brookfield. You owe a duty to the company to advance its interests when the opportunity arises, and you must not compete with the company in any way. Additionally, your personal trading activities must comply with the company’s Personal Trading Policy.

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Positive Work Environment

Be committed to our respectful work environment free from discrimination,9 violence10 and harassment.11

Brookfield is committed to promoting equal opportunities and diversity in the workplace. We value diversity, equity and inclusion, and we should all do our part to maintain our respectful work environment where everyone feels safe, included and productive. The company does not tolerate workplace discrimination, violence or harassment. All directors, officers and employees must work to ensure that the company is a safe and respectful environment where high value is placed on integrity, fairness and respect. For more information on the company’s commitment to its positive work environment, refer to the company’s Positive Work Environment Policy.

You have a duty to report discrimination, violence and harassment.

If you experience or become aware of what you believe to be discrimination, violence or harassment, you are expected to report it in accordance with the “Reporting Potential Code Violations” section of the Code and/or in accordance with the Positive Work Environment Policy. Reports of discrimination, violence or harassment will be taken seriously and investigated. If you are found to be discriminating against, acting or threatening to act violently towards, or harassing any individual at Brookfield, or if you knowingly condone the discrimination of, violence towards, or harassment of another individual, you will face corrective action up to and including termination without notice and for cause.

We want to create a culture of reporting when it comes to discrimination, violence and harassment, as reporting is essential for us as a company to stamp out these behaviors. While we reserve the right to take corrective action if you knowingly make a false accusation about an innocent party, you will not face retaliation for making a good faith report or assisting in the investigation of a report.

Be committed to ensuring the health and safety of fellow directors, officers and employees.

We all have the right to work in an environment that is safe and healthy. In this regard, you must:

a.	comply strictly with all occupational, health and safety laws and internal procedures;

b.	not engage in illegal or dangerous behavior, including any acts or threats of violence;

c.	not possess, distribute or be under the influence of drugs while on company premises or when conducting company business; and

d.	not possess or use weapons or firearms or any type of combustible material in the company’s facilities, or at company-sponsored functions.

If you or someone you know is in immediate danger of serious bodily harm, first call local law enforcement authorities and then report the incident in accordance with the “Reporting Potential Code Violations” section of the Code and/or in accordance with the Positive Work Environment Policy.

9  “Discrimination” means the differential treatment of an individual or group based on prescribed characteristics protected by law. Prescribed characteristics generally include age, color, race, religion, sex, gender, marital status, ancestry, sexual orientation, national origin, disability. It does not matter whether the discrimination is intentional; it is the effect of the behavior that matters.

10  “Violence” means an action (oral, written or physical) which causes, is intended to cause, could reasonably be interpreted as a threat to cause, or is capable of causing death or bodily injury to oneself or others, or property damage.

11   “Harassment” means conduct which is known or ought reasonably to be known to be unwelcome and includes conduct (e.g., comments and actions) which would be perceived by a reasonable person as being hostile, humiliating or abusive or cause him/her torment. Harassment covers a wide range of conduct and includes sexual harassment, bullying and psychological harassment. Harassment may occur in a variety of ways and may, in some circumstances, be unintentional, but regardless of intent, all harassment negatively affects individual work performance and our workplace as a whole.

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Sustainability Management

Our Sustainability strategy is centered on supporting business resilience and creating value for our investors and stakeholders—now and in the future. We manage our investments with integrity, combining economic goals with responsible citizenship. This is consistent with our longstanding philosophy of conducting business with a long-term perspective in a sustainable and ethical manner. It also requires operating with robust sustainability principles and practices, and maintaining a disciplined focus on integrating these into everything we do. Our Sustainability Policy outlines our approach to sustainability which is based on the following guiding principles:

1.	Mitigate the impact of our operations on the environment:

a.	Strive to minimize the environmental impact of operations and improve efficient use of resources over time.
b.	Support the goal of net zero greenhouse gas (GHG) emissions by 2050 or sooner.

2.	Strive to ensure the well-being and safety of employees:

a.	Foster a positive work environment based on respect for human rights, valuing diversity, and having zero tolerance for workplace discrimination, violence or harassment.
b.	Operate with leading health and safety practices to support the goal of zero serious safety incidents.

3.	Uphold strong governance practices:

a.	Operate to the highest ethical standards by conducting business activities in accordance with our Code of Business Conduct and Ethics.
b.	Maintain strong stakeholder relationships through transparency and active engagement.

4.	Be good corporate citizens:

a.	Strive to ensure the interests, safety and well-being of the communities in which we operate are integrated into our business decisions.
b.	Support philanthropy and volunteerism by our employees.

Our Sustainability Due Diligence Protocol provides resources to assist investment teams in conducting a comprehensive review of material sustainability factors for all investments under consideration. Such resources include the Sustainability Accounting Standards Board (SASB) engagement guide, as well as a comprehensive climate risk and opportunity assessment. The Sustainability Due Diligence Protocol is required to be considered in all diligence work performed as part of Brookfield’s sustainability approach. It is the responsibility of the investment teams to utilize all suitable and relevant resources referenced in the Sustainability Due Diligence Protocol to identify material sustainability risks and opportunities. Our Vendor Management Program also incorporates sustainability considerations where applicable.

Human Rights and Modern Slavery

We are committed to conducting business in an ethical and responsible manner, including by carrying out our activities in a manner that respects and supports the protection of human rights, including but not limited to:

a.	operating with leading health and safety practices to support the goal of zero serious safety incidents;
b.	striving to ensure that the interests, safety and well-being of the communities in which we operate are integrated into our business decisions;
c.	the elimination of discrimination in employment;
d.	the prohibition of child and forced labour; and
e.	the eradication of harassment and physical or mental abuse in the workplace.

We strive to embed these standards into all of our core business activities, including training, communications, contracts and due diligence processes set out in our Sustainability Due Diligence Protocol and Vendor Management Program. These practices extend to our interactions with our key suppliers and other business partners. For more information about our business practices and systems and controls to safeguard against modern slavery and human trafficking, please refer to the company’s Human Rights and Modern Slavery Policy.

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Compliance with Laws, Rules, Regulations and Policies

Know and comply with all laws, rules, regulations and policies applicable to your position.

Our business is highly regulated, and the company is committed to compliance with applicable laws, rules, regulations and policies. Each of us must recognize our personal obligations as individuals, to understand and comply with the laws, rules, regulations and policies that apply to us in the conduct of our duties, including those that apply specifically to public companies, asset managers and investment advisers, as well as laws with broader applicability such as prohibitions on insider trading and other forms of market abuse.

Many of the company’s activities are governed by laws, rules, regulations and policies that are subject to change. If you have questions about the applicability or interpretation of certain laws, rules, regulations or policies relevant to your duties at Brookfield, you should consult with a member of the Legal & Regulatory Group. In the event a local law, custom or practice conflicts with the Code you must adhere to whichever is most stringent. If you know of any of our practices that may be illegal, you have a duty to report it. Ignorance of the law is not, in general, a defense to breaking the law. We expect you to make every reasonable effort to become familiar with the laws, rules, regulations and policies affecting your activities and to comply with them. If you have any doubts as to the applicability or interpretation of any of the above, you should obtain advice from the company’s Legal & Regulatory Group.

Do not trade in the company’s securities and in any other publicly-traded securities if you possess material non-public information.

While at Brookfield, you may have access to or become aware of material non-public information,12 either about the Corporation, a Controlled Affiliate or a related or unrelated publicly- traded entity. You must not use this information to gain a financial advantage for yourself or others, either by way of making a trade for yourself, “tipping” others on the information (i.e., disclosing the information to others such as relatives or friends), or otherwise. Doing so is not only a violation of the Code that will result in immediate termination for cause but is also a serious violation of securities laws and will expose any individuals involved to potential civil and criminal prosecution.

Prohibitions on trading in Brookfield securities may apply when a Brookfield entity is in a quarterly blackout period relating to the release of its earnings or when it is in a special blackout period. Information on blackout periods can be obtained via the company’s intranet.

If you have questions about securities laws or the company’s internal trading policies and procedures, contact a member of the company’s Legal & Regulatory Group or refer to the Personal Trading Policy.

Depending on your role at the company, you may have to pre-clear trades or avoid trading altogether.

There are three categories of employees under Brookfield’s Personal Trading Policy – Investment Access Persons, Access Persons and Insiders. Employees are designated within these categories based on their position, role, responsibility and/or activities at Brookfield, as set out in more detail in the Personal Trading Policy. Brookfield’s Human Resources Department will designate employees as Investment Access Persons, Access Persons or Insiders upon hire and, to the extent necessary, update such designations in connection with changes in roles and/or titles. Brookfield’s Legal & Regulatory Group will notify employees of their designation and the implications thereof upon hire and in connection with any designation changes thereafter.

12  Information about an entity is “material” if there is a substantial likelihood that a reasonable investor would consider the information important when deciding to buy, sell or hold that entity’s securities or if the information would reasonably be expected to result in a significant change in the market price or value of the securities. Information is “non-public” until it has been generally disclosed to the public and adequate time has passed for the securities markets to digest the information. If you are not sure whether information is material or non-public, consult with your Legal & Regulatory Compliance Group for guidance.

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Insiders, Access Persons and their Family Members must pre-clear their trades in both Brookfield and non-Brookfield securities (i.e., all tradeable securities). All non-employee directors must pre-clear trades in Brookfield securities only.

Investment Access Persons and their Family Members must pre-clear their trades in Brookfield securities.

Investment Access Persons and their Family Members are generally prohibited from making personal trades in all non-Brookfield securities. Such persons must delegate their trades in non-Brookfield securities to a blind trust or a third-party financial advisor who has full discretion over investment decisions. As a general matter, these types of accounts over which you have no discretion should be managed by arm’s length third-parties that are not your family members.

For more information about trading pre-clearance and trading activities in third-party discretionary accounts, refer to the company’s Personal Trading Policy.

Do not give or receive bribes, including “facilitation payments.”

We value our reputation for conducting business with honesty and integrity. It is vital for us to maintain this reputation as it generates confidence in our business by our stakeholders, which ultimately means it is good for business. We do not pay bribes in furtherance of our business, either directly or indirectly, and you are not permitted to pay bribes on our behalf or authorize others to pay bribes on our behalf. This commitment comes from the highest levels of management and you must meet this standard. A bribe is anything of value that is offered, promised, given or received to improperly influence a decision or to gain an improper or unfair advantage in promoting, enhancing, obtaining or retaining business. Bribery may not always be in the form of cash payments and may take many other forms, including gifts, travel, hospitality, political contributions, charitable donations, employment opportunities, internships, and secondments. Facilitation payments13 are also a form of bribe and are therefore not permitted. For further details, refer to the company’s Anti-Bribery and Corruption Policy.

Giving or receiving gifts/entertainment should be reasonable, and in certain cases prohibited.

Gifts and entertainment given to or received from persons who have a business relationship with the company are generally acceptable, if the gift or entertainment is modest in value, appropriate to the business relationship, and does not create an appearance of impropriety. No cash or cash equivalent payments should be given or received. Employees who do not comply with these requirements may be required to reimburse the company for the value of any gifts or benefits they make or receive on behalf of the company. Violations can result in severe consequences for you and/or the company, including findings of violations of laws, disciplinary action by Brookfield (up to and including dismissal for cause), and related civil penalties. For further details, refer to the relevant Guideline for the Giving/Receipt of Gifts, Meals & Other Entertainment, and the Making/Soliciting of Charitable Donations applicable in your jurisdiction.

13  Facilitation payments are small payments made to secure or speed up routine actions or otherwise induce public officials or other third-parties to perform routine functions they are otherwise obligated to perform, such as issuing permits, approving immigration documents or releasing goods held in customs. This does not include legally required administrative fees or fees to fast-track services.

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There may be restrictions on your political donations to candidates and political parties.

In certain jurisdictions, political donations made on behalf of the company are prohibited. Political donations made by individuals on their own behalf should comply with local laws and regulations. In Canada, political donations made on behalf of the company are prohibited. In the U.S., various federal, state, and municipal laws and regulations impose specific restrictions and rules with respect to political contributions, both those made on behalf of the company or made by individuals on their own behalf, which can carry significant penalties for the company for violations.14 To ensure that we do not breach the law regarding political donations in any country, all political donations, no matter how small, made on behalf of the company (directly or indirectly) must be approved in advance by the applicable regional head. The company’s regional political contributions policies should be consulted and adhered to before making any political contributions on behalf of the company or by individuals and/or their Family Members on their own behalf.

We must prevent the use of our operations for money laundering or any activity that facilitates money laundering, the financing of terrorism, or other criminal activities.

The company is strongly committed to preventing the use of its operations for money laundering, the financing of terrorism, or other criminal activities, and will take appropriate actions to comply with applicable anti-money laundering laws. Brookfield has procedures for conducting anti-money laundering due diligence on investments and divestments. The company maintains programs for ensuring that investors in Brookfield-managed vehicles are adequately screened and verified and that the company’s other business activities are in compliance with applicable anti-money laundering laws and related requirements. For further details, refer to the company’s Anti-Money Laundering and Trade Sanctions Policy.

We must comply with all sanctions laws applicable in the jurisdictions in which we operate.

The U.S. and other jurisdictions and international organizations utilize economic sanctions to promote national security or advance foreign policy objectives. These sanctions prohibit companies from conducting business with certain countries, individuals or entities. Restricted activities may include transfers of assets, monetary payments, provision of services, financial dealings, exports and imports and travel to certain countries.

Brookfield is required by law to comply with sanctions restrictions applicable in the jurisdictions in which it operates and in other jurisdictions such as the U.S. where such laws have extra jurisdictional reach. For further details, refer to the company’s Anti-Money Laundering and Trade Sanctions Policy.

You should consider your rights and obligations when providing information to governmental authorities.

Either during or following your employment or directorship at Brookfield, you may be contacted by governmental authorities (e.g., law enforcement, securities regulators, etc.) who are seeking confidential information from you which you obtained through your association with Brookfield. Whether you are able to respond to these questions or not, we strongly recommend that, for your own protection, you do not speak with the authorities without first seeking legal advice on your rights and obligations. In this situation, you may contact the company’s Legal & Regulatory Group, who can help you retain counsel that can assist you.

Notwithstanding the foregoing, nothing in the Code prohibits or restricts you in any way from providing information to a governmental authority pursuant to applicable whistleblowing regulations. For further information, refer to the Whistleblowing Policy.

14 In the U.S., all employees must preclear personal contributions in accordance with the regional policy.

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You have internal reporting obligations in the event you are convicted of a felony or misdemeanor.

We are only as good as our people, and therefore our reputation as a leading global alternative asset manager depends on the reputation of the individuals who serve the company as a director, officer or employee. Our screening process at Brookfield is rigorous and includes background checks so that we have the best information possible about our prospective directors, officers and employees. Once at Brookfield, we expect you to continue to adhere to these principles of openness, honesty and transparency. If at any time while you are associated with the company you are convicted of a felony or misdemeanor (or been subject to any similar conviction in any jurisdiction) or are involved in any conduct that you think may be relevant to your reputation, you have an obligation to report this information to the company’s Legal & Regulatory Group or your supervisor so that it may be appropriately documented internally.

Reporting Potential Code Violations

You are expected to make good faith reports.

Internal reporting is critical to the company’s success, and it is both expected and valued. You are required to be proactive and promptly report any suspected violations of the Code, or any illegal or unethical behavior or misconduct that you become aware of or are involved with. When making a report, please include specific details and back-up documentation where feasible in order to permit adequate investigation of the concern or conduct reported. Vague, nonspecific or unsupported allegations are inherently more difficult to pursue.

Employees are expected to report actual or potential misconduct or violations of the Code to their supervisor in the first instance, since their supervisor is generally in the best position to resolve the issue. Alternatively, you may contact the HR Department or the company’s Legal & Regulatory Group to report any actual or potential misconduct or Code violations, or if you have any specific or general questions. Directors should promptly report violations to the Chair of their Board of Directors.

If you have questions about securities laws or the company’s whistleblowing policy, contact the company’s Legal & Regulatory Group or refer to the Whistleblowing Policy.

In the event you do not want to report violations to your supervisor, HR, or the company’s Legal & Regulatory Group, you can always make a report through the company’s reporting hotline.

Our reporting hotline (the “Reporting Hotline”) is managed by an independent third-party. The Reporting Hotline allows anyone to call anonymously (if they so choose) to report suspected unethical, illegal or unsafe behavior in English and other languages. The Reporting Hotline is available toll-free, 24 hours a day, 7 days a week. Refer to the “Contact Information” section of the Code for the Reporting Hotline phone numbers by jurisdiction. If you choose to make an anonymous report, your anonymity will be protected to the fullest extent possible as permitted by law.

Reports will be kept confidential and will be dealt with appropriately.

The confidentiality of reported violations will be maintained to the fullest extent possible, consistent with the need to conduct an adequate review and subject to applicable law. You may wish to identify yourself to facilitate our investigation of any report; however, you can make an anonymous report by calling the Reporting Hotline. The party receiving the initial report must record its receipt, document how the situation was dealt with and file a report with internal audit, which will be retained for the record. The Chief Internal Auditor will report all illegal and unethical conduct in violation of the Code to the appropriate Brookfield Board of Directors, or a committee thereof as appropriate, and externally in accordance with applicable laws.

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Brookfield prohibits retaliation against anyone who reports suspected violations of the Code or any law or regulation.

No retribution or retaliation will be taken against any person who has filed a report based on the reasonable good faith belief that a violation of the Code or any law or regulation has occurred or may in the future occur; however, making a report does not necessarily absolve you (if you are involved) or anyone else of the breach or suspected breach of the Code. The company reserves the right to discipline you if you provide false information or make an accusation you know to be untrue. This does not mean that the information that you provide has to be correct, but it does mean that you must reasonably believe that the information is truthful and demonstrates at least a possible violation of the Code. If you believe that you have been unfairly or unlawfully retaliated against, you may file a report with your supervisor, the HR team, or the company’s Legal & Regulatory Group, or by calling the Reporting Hotline.

You are required to cooperate in any internal investigation.

Directors, officers and employees are required to cooperate in any internal investigation into allegations of illegal or unethical behavior or misconduct. In connection with an internal investigation, you must provide honest, accurate and complete information.

Disciplinary Action for Code Violations

Please note that we reserve the right to take disciplinary action for Code violations that fits the nature and particular facts of the violation. This could include immediate termination for cause and, if warranted, legal proceedings may be brought against you.

Statement of Compliance

Upon starting at Brookfield, each director, officer, employee and temporary worker who is subject to this Code will be provided with a copy of the Code and policies referred to herein and is required to sign an acknowledgement. The acknowledgement is maintained by the company’s Legal and Regulatory Group. On an annual basis, each director, officer, employee and temporary worker who is subject to this Code will be required to re-certify compliance with the Code. Annual execution of a Statement of Compliance with the Code and policies referred to herein or an annual certification of the Code shall be a condition of your continued directorship, employment or engagement with the company.

Waivers

A waiver of the Code will be granted only in very exceptional circumstances. A Code waiver for the Corporation’s employees, other than the Corporation’s executive officers, must be approved by the CEO. A Code waiver for the Corporation’s Board of Directors or executive officers must be approved by the Chair of the Board. A Code waiver for a director, officer or employee of a Controlled Affiliate may be granted in accordance with the policies of the Controlled Affiliate, as consistent with the Code.

Amendments

The Corporation’s Board of Directors reviews and approves the Code on at least an annual basis and is ultimately responsible for monitoring compliance with the Code.

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SCHEDULE A

CONTACT INFORMATION

REPORTING HOTLINE

Australia – 1800-152-863

Barbados – 1833-388-0834

Bermuda – 1833-388-0833

Brazil – 0800-891-3867

Canada – 1800-665-0831

Cayman Islands – 833-425-1502

Chile – 1230-020-0517

China – 86 21 8036 5429

Colombia – 01800-011-0149

France - 0800-91-2964

Germany – 0800-000-6649

Hong Kong – 800-960-631

Ireland – 1800-946-551

India – 000-800-0502-237

Japan – 012-099-3307

Luxembourg – 800 85 269

Mexico – 01800-436-0065

New Zealand – 0800-443-938

Portugal – 0800-78-4717

Qatar – 800-0249

Singapore – 1800-622-7248

South Korea – 080-880-0303

Spain – 900-751-347

Switzerland – 0800-225-163

United Kingdom – 0808-234 2210
United States – 1770-613-6339

Two-Stage Dialing:

Peru – 0-800-50-000 or 0-800-50-288, then 800-795-2716

United Arab Emirates – 8000-021, 8000-555-66, or 8000-061, then 800-795-2716

Online (Rest of the world): – www.brookfield.ethicspoint.com

Online (China):

•      Brookfield Corporation: https://brookfield.whispli.com.cn/pages/BAM

•      Brookfield Property Partners: https://brookfield.whispli.com.cn/pages/realestate

•      Brookfield Renewable Partners: https://brookfield.whispli.com.cn/pages/renewables

Officer and Director Contacts – Brookfield Corporation

Corporate Secretary Swati Mandava One Canada Square, Level 25 Canary Wharf London, E14 5AA Email: swati.mandava@brookfield.com Telephone: +44 793 677 3634	Chief Executive Officer Bruce Flatt Brookfield Place, Suite 181 Bay Street, Suite 100 Toronto, Ontario M5J 2T3 Telephone: (416) 363-9491
Chief Internal Auditor Richard Maingot One Canada Square, Level 25 Canary Wharf London, E14 5AA Email: richard.maingot@brookfield.com Telephone: +44 20 4557 4398	Chair of the Board The Hon. Frank J. McKenna Brookfield Place, Suite 181 Bay Street, Suite 100 Toronto, Ontario M5J 2T3 Telephone: (416) 363-9491

Code of Business Conduct and Ethics – March 2024

LEGAL AND REGULATORY CONTACTS

Brookfield Corporation Swati Mandava Managing Director, Legal & Regulatory Email:swati.mandava@brookfield.com Telephone: +44 793 677 3634	Brookfield Business Partners A.J Silber Managing Director, Legal & Regulatory Email: Aj.silber@brookfield.com Telephone: (416) 359-8598
Brookfield Infrastructure Partners Michael Ryan Managing Director and Counsel Email: Michael.ryan@brookfield.com Telephone: +61 2 9158 5254	Brookfield Property Partners Michelle Campbell Senior Vice President, Legal & Regulatory Email: Michelle.campbell@brookfield.com Telephone: (212) 417-7514
Brookfield Renewable Partners Jennifer Mazin Managing Partner, Legal & Regulatory Email: Jennifer.mazin@brookfield.com Telephone: (416) 369-3369
Regulatory Compliance (New York) Ronald Fisher-Dayn Managing Partner, Legal & Regulatory Email: Ronald.fisher-dayn@brookfield.com Telephone: (212) 978-1763

Legal Notice

The company reserves the right to modify, suspend or revoke the Code and any related policies, procedures, and programs at any time. The company also reserves the right to interpret and amend the Code and these policies in its sole discretion. Any amendments to the Code will be disclosed and reported as required by applicable law.

The company employs unionized employees. If the Code conflicts with a collective bargaining agreement governing the wages and/or conditions of employment for unionized employees, the collective bargaining agreement will prevail; if a collective bargaining agreement is silent with respect to an area addressed in the Code, or if the Code supplements a collective bargaining agreement, unionized employees are expected to abide by the Code.

Neither the Code, nor any of the policies referred to herein, confer any rights, privileges or benefits on any employee, create an entitlement to continued employment at the company, establish conditions of employment for the employee, or create an express or implied contract of any kind between employees and the company. In addition, the Code does not modify the employment relationship between employees and the company.

The Code is posted on our website and intranet. The version of the Code on our website and intranet may be more current and supersedes any paper copies, should there be any discrepancy between paper copies and what is posted online.

Code of Business Conduct and Ethics – March 2024